Mail Stop 3561

August 1, 2007

Viola J. Heitz
Chief Executive Officer
Southern Bella, Inc.
1006 Delaware Avenue
Lexington, Kentucky 40505-0464

>**Re: Southern Bella, Inc.**
>**Amendment No. 1 to Registration Statement on Form SB-2**
>**Filed July 19, 2007**
>**File No. 333-142516**

Dear Ms. Heitz:

We have reviewed your responses to the comments in our letter dated May 29, 2007 and have the following additional comments.

General

1. We note your response to prior comment 1 but we reissue it. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. Such marketing language includes but is not limited to the following: you refer to Alltech Biotechnology Company as a "loyal" customer on pages 20 and 25, you indicate that the social editor of Voice Tribune "lauded" your J.B. Speed Museum Gala Dinner on pages 21 and 25, and you reference your "renewed energy," a "surge" in business, and your position as a "premier caterer," all of which are on page 25.

2. We note your response to prior comment 2 and reissue in part. Please provide us with backup supporting the following assertions:

   - Page 25: "Dupree has increased its sales by 50% over the same time period in 2006, and its profits have also increased."

   - Page 25: "[A]s a direct result of [your] success" in catering the University of Kentucky event, you booked additional events.

   - Page 25: "[O]ur corporate clients remain strong."

- Page 26: "For the year 2007, our goal is to increase Dupree's sales by twenty percent (20%) over 2006. Dupree has already booked events to reach this target through June 30, 2007. Last year Dupree's sales were just under $800,000. In 2007, we expect Dupree to reach near $1,000,000 in sales." Despite the reference in your response letter, the revenue forecast reports for 2006 and 2007 were not included with your last amendment.

- Page 27: The Inn at Blackberry Farm is "one of the top hotels in the United States." Despite the reference in your response letter, the list of awards and accolades earned by the Inn was not included with your last amendment.

- Page: 27: "This elevated level of service was noted by the Buffalo Trace distillery at a recent event catered by Dupree at the distillery."

Business, page 1

3. We note that in response to prior comment 4 you indicate that the current consulting contract with Ms. Bradley ends on September 30, 2007, after which you will enter into a new agreement with Ms. Bradley. Please indicate whether or not the new agreement will pay any of Dupree's net income after taxes to Ms. Bradley. Similarly revise the risk factor on the same topic that you have added on page 7.

Markets We Serve, page 20

4. Please expand your disclosure to provide more detail about the contracts you have secured in connection with the FEI World Equestrian Event and with the University of Kentucky. For example, please specify approximately how many contracts you have in regards to each and the approximate aggregate value of the contracts. Please clarify what it means to your company that a customer, Alltech Biotechnology Company, has pledged $10 million to be a main sponsor of the FEI event.

Critical Accounting Policies, page 28

5. Refer to prior comment 25. Your revised disclosure with respect to your judgments and accounting estimates appears vague and incomplete. To the extent practicable, also please provide the following additional disclosures with respect to critical accounting estimates:

- Material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements;
- Provide greater insight into the quality and variability of information and address specifically why your accounting estimates bear the risk of change;
- Analyze, to the extent material, the factors in arriving at your estimates including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future;
- If reasonably available, provide quantitative disclosure on specific sensitivity to change for your estimates and assumptions.

Refer to FR No. 72 (also Release 33-8350) for guidance.

Presentation of Financial Statements and Other Financial Information

6. Refer to prior comment 26. We continue to consider, for purposes of reporting financial information, Dupree as the predecessor entity with Southern Bella as the successor entity. We note that you succeeded to substantially all of the business of Dupree and your own operations prior to the Dupree acquisition appear insignificant relative to that acquired operation. In addition, there is generally a change in control from the predecessor prior ownership as well as changes made by a successor in operating the business that do not negate the designation as a predecessor business. Therefore, financial information for Dupree is required for all periods prior to your formation with no lapse in the periods presented. Please amend the Form SB-2 to conform your presentation accordingly. In this regard, please provide all information as we previously cited in our prior comment number 26 (Presentation of Financial Statements and Other Financial Information). Refer to Item 405 of Regulation C of the Securities Act and Note 1 of Item 310 in Regulation S-B for guidance.

Notes to the March 31, 2007 Unaudited Financial Statements, page 40

Note 2: Summary of Significant Accounting Policies, page 40

(Loss) per Share of Common Stock, page 42

7. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Other

8. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

9. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3391 if you have any other questions.

Regards,

Joshua Ravitz
Attorney-Advisor

cc: Via Facsimile (304) 343-3058
        Edward McDevitt